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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF                    DECEMBER                        , 2003
                 --------------------------------------------------


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):



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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                       PERUSAHAAN PERSEROAN (PERSERO)
                                       PT TELEKOMUNIKASI INDONESIA
                                       ---------------------------------------
                                                  (REGISTRANT)


DATE      DECEMBER 18, 2003            BY  /s/ Rochiman Sukarno.
     ----------------------------        ---------------------------------------
                                                 (SIGNATURE)

                                              ROCHIMAN SUKARNO
                                           HEAD OF INVESTOR RELATION UNIT


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                                  PRESS RELEASE
                         No. TEL. 505 /PR000/UHI /2003

                       TELKOM AND OLEX-SANTERA CONSORTIUM
             SIGN AGREEMENT FOR SOFTSWITCH SYSTEM CLASS-4 DEPLOYMENT

BANDUNG, DECEMBER 18, 2003 - it is hereby announced that today PT Telekomunikasi Indonesia, Tbk and OLEX-SANTERA Consortium has signed an Agreement on Softswitch System Class-4 Deployment using a "buy or return scheme" with a contract value of USD4,340,000 which shall be funded internally. The deployment is expected to be completed by early May 2004.

OLEX-SANTERA Consortium was selected through an open-tender selection process participated by 15 Global Telecommunication Technology Providers (Santera, Cisco-Xener, Sonus, NORTEL, Huawei, ZTE, NEC, Motorola, Siemens, Alcatel, Ericson, Lucent, Telecordia, Samsung, and Nuera). SANTERA is an American based company specializing in the development of softswitch product, while Olex Cable Indonesia specializes in the telecommunications cable industry in Indonesia.

A Softswitch is basically an Internet Protocol based switching system which is different from the circuit based system currently used by TELKOM. The Softswitch Class-4 is a trunk level switcthing which shall be deployed in Jakarta (2 location), Bandung (2 location), and Surabaya (1 location). During it's early stage, the softswitch system shall be deployed too fulfill the capacity of
50.000 (fifty thousands) circuits trunks.

The deployment of this Softswitch Class-4 system shall enable TELKOM to move toward the Next Generation Network that can handle voice and data (packet) in a more efficient and cost effective way than existing circuit-based Legacy Network. In moving forward with Softswitch System deployment, TELKOM will gain competitive advantage for anticipating future revenue growth and serving its ever increased customer's requirement better.

The Agreement signed for Next Generations Network deployment by TELKOM and SANTERA, will enhanced further industry-positioning in leveraging TELKOM for highly competitive Service Providers Environment. The Softswitch system is expected to generate revenue growth and increase customer satisfaction.

The SANTERA Softswitch provides all Class 4 TDM services for long distance and international calls. Furthermore, it will also provide several new capability/services which previously can only be provided by using an additional Intelligent Network or Server. The new services include "Least cost routing" capability, this service will enable TELKOM to select the least expensive route to reach call destination. The other new services is Number Portability, which enable customer to retain its telephone number even if they have changed their service provider or moved to another city.






ROCHIMAN SUKARNO
HEAD OF INVESTOR RELATIONS

For further information, please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk
Telp     : 62-21-5215109
Fax      : 62-21-5220500
E-mail   : investor@telkom.co.id
Website  : www.telkom.co.id